

Derek McGowan · 3rd

Owner at McGowan International Financial Consulting
Services

Greater Los Angeles Area · 327 connections · **Contact info**

International Financi
Consulting Services
Southwell Minster G
School

Experience



Owner
International Financial Consulting Services
Jan 2013 – Present · 7 yrs 6 mos
Los Angeles

Providing financial consulting assistance to businesses who need:- additional financing,
operational and accounting restructuring, international expansion & management consulting
services.

Partner
Moss Adams LLP
2000 – Dec 2012 · 12 yrs
Greater Los Angeles Area

Partner in Charge
Mazars
1996 – Dec 2012 · 16 yrs
Greater Los Angeles Area

Education

Southwell Minster Grammar School
UK Chartered Accountant (FCA)
1957 – 1970

Skills & Endorsements

Assurance · 18

 Endorsed by **Thierry Labarre, who is highly skilled at this**

 Endorsed by **10 of Derek's colleagues at** Adams

Internal Controls · 15

 Endorsed by **Thierry Labarre, who is highly skilled at this**

 Endorsed by **7 of Derek's colleagues at M** Adams

Accounting · 15

 Endorsed by **Jeremy Dillard CPA, CGMA and 1 other who is highly skilled at this**

 Endorsed by **10 of Derek's colleagues at** Adams

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Interests

 **ICAEW (Institute of Chartered Ac...**
23,679 members

 **IFRS Club (International)**
36,474 members

 **Richard Branson** 🔗
Founder at Virgin Group
17,297,882 followers

 **Moss Adams**
34,464 followers

 **ACAUS - Chartered Accountants ...**
3,595 members

 **Mazars Community**
7,857 members

See all